

February 14, 2023

Marc J.S. Wilson
Chief Financial Officer
Crinetics Pharmaceuticals, Inc.
10222 Barnes Canyon Road
Bldg. #2
San Diego, California 92121

> **Re: Crinetics Pharmaceuticals, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 30, 2022**
> **File No. 001-38583**

Dear Marc J.S. Wilson:

We have reviewed your January 19, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Notes to Consolidated Financial Statements
8. Radionetics Oncology, Inc., page F-16

1. We note your response to prior comment two. Please address the following as it relates to your determination that you do not have the power to direct the activities that most impact Radionetics' economic performance:

   - You disclose that no party has power over Radionetics' key activities - including research and development (R&D), financing decisions and determining strategic direction. Explain whether there is a contractual mechanism in place to resolve disputes in the event that a majority decision cannot be reached with respect to one of

Radionetic's key activities.
- Address the following with respect to power over R&D activities:
    - ° Describe to us the composition of Radionetics' R&D committee.
    - ° Tell us whether any of Radionetics' R&D activities are performed by Crinetics employees.
    - ° Describe to us any related party or agent relationships among Crinetics, 5AM Ventures, Frazier Healthcare Partners and/or the independent board member.
    - ° Tell us whether others apart from Crinetics are capable of performing the R&D activities, and explain to us whether reliance on Crinetics provides a substantial barrier to other board members exercising their rights.
- Provide us with a copy of the Collaboration and License Agreement and any other relevant Radionetics' agreements in order to assist us with our analysis.

You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences